Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

28 November 2005

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS OF ANNUAL GENERAL MEETING
TABCORP HOLDINGS LIMITED

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, I advise that the resolutions set out in the Notice of Annual General Meeting ("AGM") dated 13 October 2004 were passed at the AGM for Tabcorp Holdings Limited held earlier today.

The total number of proxy votes in respect of each item requiring shareholder approval is shown on the page attached.

Yours sincerely,

Kerry Willcock
Executive General Manager – Corporate and Legal
Tabcorp Holdings Limited

LINK MARKET SERVICES

TABCORP HOLDINGS LIMITED

ANNUAL GENERAL MEETING

Monday, 28 November, 2005

RESULTS OF MEETING

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
Resolution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
TO ELECT MS P.J. DWYER	213,255,326	569,527	8,100,444	1,108,795	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
TO ADOPT REMUNERATION REPORT	210,228,011	3,022,133	8,088,155	1,695,793	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
TO APPROVE REMUNERATION OF DIRECTORS	206,139,407	7,485,359	4,560,167	1,726,596	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

File No. 82-3841

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
2005 ANNUAL GENERAL MEETING
28 NOVEMBER 2005

CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESSES

CHAIRMAN'S ADDRESS

This is the eleventh Annual General Meeting (AGM) of the company, and the third Tabcorp has held at Star City. It is my pleasure to address you today at this marvellous hotel and casino complex, which this year celebrated its tenth anniversary.

Last year was a highly successful year for Tabcorp. The company also celebrated its tenth birthday as a publicly listed company in August 2004, the acquisition of Tab Limited was completed and the company launched into exciting new overseas activities.

It was also a busy year, with the businesses of Tab Limited being integrated into Tabcorp and the completion of the Jupiters integration. The combined synergies resulting from these integrations have been greater than expected, and together with strong performances from other existing businesses, the company reported a record financial result for the year.

The Managing Director and Chief Executive Officer, Matthew Slatter, will go into more detail about the company's performance shortly.

Tabcorp's vision

Following the privatisation of the government owned Victorian TAB in 1994, Tabcorp's market capitalisation has risen from $665 million to $8.5 billion, and it is now a top 25 Australian listed company.

As the largest, most diversified gambling, entertainment and hospitality group in Australia, and one of the largest in the world, we are leveraging our experience and unique business profile to grow our operations domestically and overseas, while providing further opportunities to deliver premier performances for our stakeholders.

You will have seen from the annual report that we are creating the bigger better game for our shareholders, customers, employees, and our community. We are doing this:

- by providing superior returns to shareholders;
- by being recognised by our customers as offering the best gambling and entertainment experience;
- by being a great place to work; and
- by being respected as a responsible and valued member of the communities in which we operate.

Increasing shareholder value

The company's strong cash flows and record performance provided an opportunity for directors to increase dividends by 14% during the year. Directors declared total dividends for the financial year of 81 cents per share fully franked, up 10 cents on the previous year.

With a history of providing steadily increasing dividends every year and return of capital in 1999 and a share buy-back in 2002, the directors have demonstrated commitment to providing the best possible returns to shareholders, in line with the company's earnings growth.

As a result of these increasing dividends and Tabcorp's strong share price performance, shareholders' investments have consistently grown since its original listing on the Australian Stock Exchange (ASX).

In terms of total shareholder return, an initial investment of $1,000 at the initial listing price of $2.25 eleven years ago, would have grown to almost $15,000 as at last Friday. This represents a compound annual growth rate of 27.1%, which has outperformed the ASX All Ordinaries Accumulation Index by a factor of 4.3 times. In comparison, the ASX All Ordinaries Accumulation Index only grew by 11.7% per annum over the same period.

Creating growth and diversity

Not only has the company delivered superior shareholder returns, it has also successfully broadened its portfolio of business throughout Australia and more recently internationally. The company's complement of gambling and entertainment related businesses are more geographically spread, which reduces the reliance on any single jurisdiction and market segment.

Over its eleven years, Tabcorp's organic growth has occurred within the traditional gaming and wagering businesses, while acquisitions such as Star City in 1999, Jupiters in 2003 and Tab Limited in 2004 have expanded our growth opportunities and diversified our operations.

The substantial increase in the company's size may be measured by its enterprise value, which has risen significantly from $675 million in 1994 to $10.9 billion.

The company now has a suite of core gambling and entertainment interests, which continue to evolve, while our successful key customer brands maintain their leadership position in their respective markets.

However, we continue to evaluate new opportunities that will enhance and complement our businesses, that leverage our core competencies and provide opportunities to apply our proven business model, to increase shareholder value. For this reason, Tabcorp has sought to invest in both Singapore and China.

In Singapore, the company is bidding for the opportunity to develop a world-class integrated resort which will include hotels, convention space, exhibition facilities, premium retail outlets, restaurants and a casino. Earlier this month Tabcorp received the Request for Proposal from the Singapore Government and we have embarked on our final evaluation of the project. We have a dedicated team that is working hard on our proposal, which the Board had the opportunity of seeing first hand at a day long Board Meeting in Singapore earlier this year.

Tabcorp has also entered into a joint venture arrangement to supply 60,000 Keno lottery terminals and associated technical services to the Chinese lottery market. Tabcorp is the first foreign company that has been invited to participate nationally in China's lottery market. This is an acknowledgement of Tabcorp's operational and technical leadership, and we are confident that this will make a significant contribution to the company's performance.

Matthew Slatter will give you more detail about the company's activities in his presentation shortly.

Responsible gambling and community leadership

Tabcorp's commitment and leadership in the areas of responsible service of gambling, corporate governance, social, environmental and workplace practices is recognised by the company's inclusion in the Dow Jones Sustainability Index and FTSE4Good Index. It is pleasing to note that this year the Dow Jones Sustainability Index rated Tabcorp not only as the Australian leader, but also as the world leader in its sector. In addition, the Dow Jones Sustainability Index rated Tabcorp's promotion of responsible gambling as the world's best, with a rating of 100% for this category.

Tabcorp is also proud of its continuing support and substantial contributions to the communities in which we operate. The company provides essential support to numerous charities, community groups and not-for-profit organisations across Australia through the provision of donations, employee volunteers, facilities and other resources. Last year, for example, the company donated $250,000 to the Tsunami relief effort, which together with contributions from customers, employees and the wider community raised a total of $546,211.

These vital contributions are in addition to the $502.5 million contributed to the Victorian and New South Wales racing industries, and the $1,211.9 million Tabcorp paid in gambling taxes during the year.

Opportunities for shareholders

To enhance further the returns received by shareholders, Tabcorp operates a Dividend Reinvestment Plan, which gives shareholders the opportunity to reinvest dividends to purchase additional shares in the company without paying any brokerage or stamp duty. Approximately one third of the company's shareholders participate in the Dividend Reinvestment Plan.

In addition, as valued shareholders in this company, you also have the opportunity of experiencing your investment at work through participation in the Shareholder Benefits Scheme. Benefits cards are issued once a year, with the interim dividend in April, to shareholders holding at least 200 Tabcorp shares. The scheme has been very popular, and enables eligible shareholders to enjoy special shareholder rates and other discounts such as 10% off food and beverage at the company's four casino and hotel properties.

During the year, the company implemented an electronic shareholder communications facility, which enables shareholders to elect to receive all their shareholder communications by email. Shareholders can quickly and conveniently access their dividend statements, view their shareholding history (useful when completing tax returns), they can cast their votes for the AGM, change their address or banking details, and access a range of other useful information. Apart from convenience for shareholders, the facility reduces the costs associated with printing and distributing materials, which benefits both shareholders and the environment. Shareholders received instructions on how to sign up for electronic

communications with their notice of meeting, or you can simply go to Tabcorp's website and follow the links under the Shareholder Centre.

Our corporate website represents a significant commitment to providing state of the art communications that meet the needs of our external stakeholders. It was pleasing to note that a recent issue of the Australian Shareholders' Association newsletter "Equity", congratulated the company on the detailed information that assists former Tab Limited shareholders with their capital gains tax and for claiming their entitlements from the takeover.

Looking forward

Tabcorp's Victorian wagering and gaming licences expire in mid 2012. The State Government has announced that next year it will carry out a review of the State's wagering and gaming businesses to determine the basis on which those businesses are to be conducted upon the expiry of the present licences. Tabcorp will have a significant part to play in that review with the clear objective of obtaining a renewal of the existing licences beyond 2012 on an acceptable commercial basis.

In March 2006, Melbourne will host the Commonwealth Games. Tabcorp is an official partner of the Games, its largest ever single corporate sponsorship. This partnership underlines Tabcorp's commitment to supporting our country and our community. It also provides an opportunity to further align our brands with venue partners and customers, and ensures our customers and employees can be a part of the excitement created by this world-class event.

Overall, with the company's strongly performing Australian businesses, its opportunities overseas, and its reputation as a leader in its industries, and in the community, Tabcorp is well positioned for future growth and success.

In respect of the constitution of the Board, the company is engaged in a programmed Board succession plan.

My fellow Director, Warren Wilson, is retiring from the Board at the conclusion of this meeting. Warren has been a Director since the float of the company in 1994 and has made an outstanding contribution to its progress. In earlier years Warren was the Chief Executive of the Hong Kong Jockey Club and, as such, had almost unequalled experience in wagering and associated businesses.

Throughout his time on the Board, Warren has been Chairman of the company's Compliance Committee, which has the responsibility of ensuring that the company complies with its obligations under the various licences issued to it by State Governments.

Warren can reflect with pride on the growth and success of the company during his 11 years on the Board.

Some months ago, the Board was pleased to welcome Paula Dwyer as a new Director of the company who was appointed in anticipation of Warren's retirement today. Paula has outstanding credentials and I know that she will contribute strongly to the continued progress of your company.

We thank Warren for his contribution and he leaves Tabcorp with the best wishes of us all.

Finally, on behalf of the Board, I would also like to thank Matthew Slatter and his executive team and all employees for their dedication to Tabcorp, and for all their hard work this year. Together, we look forward to delivering more exciting and compelling gambling and entertainment experiences, as we deliver the bigger better game.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Introduction

Thank you Michael, good morning ladies and gentlemen.

Welcome to the magnificent Star City Hotel and Casino and the company's 11th Annual General Meeting and my 4th as your Managing Director and Chief Executive Officer.

After a remarkable period of growth following the merger with Jupiters Limited and the Tab Limited acquisition, Tabcorp has emerged as a significant company in the international gambling entertainment industry. We are now on a journey to strengthen that position.

There is currently no other gambling entertainment group like Tabcorp which has the size and offers such a diverse range of gambling entertainment, first-class facilities and leading products.

I am very proud that the energetic and focused Tabcorp team is working hard to deliver "the bigger better game" for our customers, our people, our shareholders, our business partners and the community.

Let me provide you with a brief overview of the company:

Tabcorp now manages leading customer brands such as the Star City and Jupiters casinos, the TAB in NSW and Victoria, Tabaret, Keno and TAB Sportsbet. We've grown to become one of Australia's top listed companies with more than 11,500 people, offering an array of gambling entertainment activities and a commitment to the very best levels of service to our millions of customers every day.

The company has achieved solid results during the year - a result attributable to the efforts of our enthusiastic people - and the most important and challenging business developments during the year have been the successful merger with Jupiters and the integration of the Tab Limited business into our Group. We have now developed excellent capacity and expertise in all areas of large-scale project and change management and this will be valuable to the Group in the future and this puts us in a strong position for further expansion to deliver profitable business growth. We are certainly "match fit" and ready for further opportunities.

I'll now outline the headline numbers from the company's financial performance for the 2005 financial year

The company's financial position is sound and we are well positioned to grow by consolidating our already strong domestic market position and harnessing our capabilities to selectively exploit other growth opportunities.

Our profit before goodwill and non-recurring items increased by 40.8% to $513.8 million and earnings per share before goodwill and non-recurring items increased 9.2% to 99.4 cents.

Earnings per share over the last five years, pre goodwill and non-recurring items, increased 13% on a compound annual basis. Dividends per share have grown at a compound annual

rate of 11.5% over the same period, providing a Total Shareholder Return to institutional investors of 18.9% compound annual growth since 2000.

Tabcorp businesses contributed $1.2 billion in taxes, up 38.7%. These taxes go towards providing essential services in local communities, as well as contributing significant economic benefits and business opportunities. The Tabcorp group also contributed $84 million to state community benefit funds in Australia.

Earnings before interest, taxation and goodwill amortisation for the Tabcorp group were $911.4 million, up 44.4% on the prior corresponding period.

I'll now provide a review of our operational businesses for the 30 June 2005 financial year, starting with the Casinos Division

The Casinos Division achieved EBITA excluding non-recurring items of $386.9 million, up 20.0% and in part reflecting the merger with the three Jupiters properties in November 2003. Net operating revenue increased 19.7% to $1,274.9 million.

On a 12 month pro forma basis and normalising for theoretical win rates in the international commission play business at the Jupiters casinos, the division's EBITA was up by 15.4% to $389.6 million with EBITA margins improving from 27.9% to 30.5% assisted by solid underlying revenue growth and operating efficiencies in all properties.

The Casinos Division includes Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. Tabcorp manages the Gold Coast Convention and Exhibition Centre and has a 20% interest in the Townsville Entertainment and Convention Centre.

Operating revenues at Star City improved 5.7% driven by good growth in table games, gaming machines, restaurants and bars. After adjusting for theoretical win rates in the international commission play business, good underlying revenue growth of 5.6% was recorded across the Queensland properties. This was driven by strong growth in non-rebate table games at Treasury, gaming machines performing well across all properties and strong restaurants, bars and accommodation performances at the Gold Coast.

Operating results have been assisted by the integration team focusing on driving best practice in the areas of customer service and operating efficiency across all four properties.

The $53.5m redevelopment at Conrad Jupiters is progressing well. This is the biggest upgrade of the complex in its 20-year history and has been designed to ensure that the casino is a more vigorous competitor in the high growth Gold Coast market. Our intent is to appeal to a broader market and to this end casino and gaming operations are to be consolidated on one newly refurbished and expanded main gaming floor. Additional restaurants and bars will be added for customers. A new entertainment precinct with live music will also form part of the upgrade and balconies featuring al fresco dining and smoking areas will also become a feature of the casino, providing stunning views of the Broadbeach area and along the spectacular Gold Coast. Construction will be completed by the end of next calendar year.

The Queensland Government has announced the seafront and cruise ship terminal development for Townsville. This project will bring enormous benefits to Townsville and North Queensland by further strengthening Townsville's tourism appeal and by bringing substantial economic benefits to the region. Tabcorp has contributed land adjacent to the casino as part of the redevelopment and we believe that the casino will benefit from not only being at the heart of the new development but also from the up to 40,000 cruise ship passengers catered for by the terminal each year.

The Gold Coast Convention and Exhibition Centre enjoyed its first year of operations, helping to produce $160 million in economic benefits for the Gold Coast by hosting 200 events which attracted 251,000 visitors and added 21,000 room nights to Conrad Jupiters plus thousands of room nights to other hotels and apartments.

We are also very proud of the numerous awards that our properties have achieved during the year, including the Gold Coast Convention and Exhibition Centre taking out the Meetings and Events Australia National Event of the Year award plus a triple win at the Restaurant and Catering Queensland "Awards for Excellence"; Star City winning a National Compliance Award and Australian Hotels Association NSW branch acclaim for 'Apartment style of the Year' and a high commendation for the Astral Restaurant; Conrad Treasury getting 'Best Restaurant in a Hotel' at the Queensland Hotels Association Awards plus this month was recognised as "Australasia's Leading Casino Resort" at the World Travel Awards. Conrad Jupiters won numerous awards including 'Best Hotel Training Initiative – Hotel Management Awards for Accommodation & Hotel Excellence; "Best Chinese Restaurant" at the Qld Restaurant & Catering Awards and 3 awards in the Gold Coast Restaurant & Catering Awards including 'Best Hotel Restaurant', 'Best Italian' and 'Best Chinese' to name just a few. It is pleasing that our investment in the properties and our commitment to service excellence is being recognised by judges of major awards.

The Gaming and Network Games division achieved EBITA excluding non-recurring items of $258.9 million for the 12 months to 30 June 2005, up 14.8% on the same period last year. Net operating revenue increased by 10.7% to $1,020.1 million.

Revenue from the Victorian Tabaret gaming network was 6.8% above the same period last year reflecting stronger customer demand, enhanced products and ongoing improvement to the overall amenity for venue customers.

The Gaming division continues to invest in the latest games and machines. During the year, 4,021 new machines and games were introduced to the network. The Cash Express hyperlink jackpot product continues to be very popular with customers with1,290 hyperlink machines currently operating across 192 venues. Sixty-seven venues were refurbished, two new venues were opened and a further three existing venues joined the Tabaret network.

On a pro forma basis Keno revenue across Queensland, New South Wales and Victoria grew 9.1% during the year reflecting continued outlet growth, venue improvements and introduction of new products.

On a pro forma basis after including a full 12 months contribution from the acquired Jupiters Keno and international businesses, divisional revenue increased by 6.4% and EBITA excluding non-recurring items increased by 10.6%, with the EBITA margin increasing from 24.4% to 25.4%.

Tabcorp is introducing a new reward membership program next year.

This program reflects our commitment to better understanding and knowledge of our customers so that we can deliver the gaming entertainment experience that they want. We have developed a new customer database that allows us to work with our venue partners and communicate directly with our customers through channels such as email. This will ensure that we know what products our customers really enjoy and allow us to track the campaign performance of every offer to our customers. The membership program will be installed in 150 Tabaret venues, has a project cost of $2 million and will be launched in March 2006.

We are very proud to be an official partner of the 2006 Melbourne Commonwealth Games.

We undertook this partnership because we see a real opportunity to more closely link our customers, with our venue partners and with our brands, the Games athletes and all the excitement of the 2006 Melbourne Commonwealth Games. We believe this will enhance our competitive position and produce increased customer loyalty. To this end, our "Be part of it" program to encourage customers to visit Tabaret venues and get involved in the Games action is proving successful.

And now for the Wagering Division.

The division achieved EBITA excluding non-recurring items of $225.1 million for the 12 months to 30 June 2005. This represented growth of 199% impacted by the inclusion of the acquired Tab Limited's NSW wagering operations from July 2004. On a comparative 12-month pro forma basis the Wagering Division's EBITA growth was 9.6%.

The division's total net operating revenue increased by 195% to $1,319.8 million. Victoria generated $475.4 million, up 6.2% on the previous period and New South Wales generated $844.3 million, up 1.8% on a pro forma basis. On a comparative 12-month pro forma basis the overall net operating revenue growth was 3.4%.

Revenue from parimutuel wagering on racing grew by 3.2% with Victorian revenue growth of 5.3% being driven by strong performances across the three racing codes. New South Wales racing revenue grew by 2.0%. The significantly lower revenue growth in New South Wales wagering than in Victoria, reflected a number of factors. The impact of the split picture from 4 May 2005 had more of an impact in NSW, reflecting a slower rollout of TVN in pubs and clubs and agencies in New South Wales than Victoria. Other factors include stronger harness and greyhound product in Victoria.

Tabcorp is seeking to resolve the issues surrounding the split-racing picture. We believe it is not in the interests of our venue partners or our customers to have two wagering channels operating and this has been reflected in the impact on turnover. However, in order to ensure full access to the pictures we have installed the TVN service in every TAB agency in Victoria and NSW so that customers have access to the Sydney and Victorian thoroughbred races.

Revenue from sportsbetting grew by 11.5% on a pro forma basis with growth in Victoria of 17.0%, reflecting continued strong customer interest. While sportsbetting turnover in New South Wales grew strongly at 19.4%, revenue was impacted by a lower hold rate, resulting in growth of 9.6%.

The Tab integration is well advanced with the development of an integrated NSW and Victorian organisation structure and the development of a single wagering system. The divestment of the Jupiters and Tab gaming machine monitoring businesses has been completed and the call centres, sportsbetting and account betting integration plans are being finalised. Pooling has not yet received final approval from the NSW Government and this has delayed scheduled completion of the integration by three months to 30 September 2006. Synergies of $18.7 million have been booked to the P & L in 2005. With the delay in pooling we are now anticipating achieving synergies of $19.6 million in the 2006 financial year, growing to $31.5 million in the 2007 financial year and the final synergy target of $40.2 million will now be achieved in the 2008 financial year. The final synergy target is $3.2 million down on our original estimate, reflecting the impact of increased capital expenditure on computer systems arising from the development of the single wagering system and also pooling.

I am very pleased to say that the first of the new TAB agency outlets has been opened in NSW, offering better facilities and customer services. They are lighter and brighter, more comfortable and are the way of the future for our agencies across this state. Our objective with all of our retail facilities including agencies, PubTABs and ClubTABs is to have the best

amenity possible for customers, including the latest technology and maximum accessibility, including hours of opening.

The Media Division, which includes Sky Channel and 2KY, recorded total operating revenues of $127.4 million for the 12 months to 30 June 2005, a decrease of 0.1% on the prior corresponding period on a pro forma basis. Revenue was impacted by the reduction of venue subscription fees reflecting the loss of rights to the Sydney metropolitan and Victorian thoroughbred races.

The division's EBITA excluding non-recurring items decreased by 1.1% to $40.6 million on a pro forma basis with the impact of the decreased revenue being off set by reduced expenses. The impact of reducing venue subscription fees by up to 18% from May 2005 was largely offset by a reduction in broadcasting rights fees paid to the Sydney and Victorian thoroughbred clubs.

Sky has continued to expand its broadcast of Australian racing around the globe with Sky Channel beginning broadcasts to the United Kingdom and providing expanded coverage in the USA, Canada, New Zealand, Sri Lanka, South Africa, Asia and the Middle East. The investment in the international business continues to bring increased returns to both Sky and the Australian racing industry.

Sky Channel has enhanced its programming schedule to include premium international racing from Hong Kong, New Zealand and extra New South Wales country meetings. Despite Sky Channel ceasing to own the rights to broadcast the Australian Jockey Club, Sydney Turf Club and Victorian thoroughbred meetings to the Australian market from 4 May 2005, it continues to showcase 90 per cent of all thoroughbred, harness and greyhound racing. Sky Channel has long-term rights agreements to showcase Australian racing to the world and will continue to broadcast AJC, STC and Victorian thoroughbred racing to its global markets throughout New Zealand, America, Asia and Europe.

We have created a new business division, called Tabcorp International.

The objective for this division is to selectively develop markets where Tabcorp is able to replicate its gambling entertainment business model to create profitable growth for the business and value for shareholders. The investigative phase for opportunities is undertaken by our Strategy and Development team using an assessment framework that ranks the relative attractiveness of international markets.

Examples of two international opportunities currently under development are our Keno in China project and the Singapore Integrated Resort.

We entered into a 10-year agreement in July 2005 to supply up to 60,000 terminals and support services for a Keno lottery system in China as part of a joint venture between Tabcorp International and China LotSynergy Limited. The contract is with China Lottery online, a company partially owned by the Social Welfare Agency, and is the first contract with a foreign company to participate in China lottery on a nationwide basis.

Terminal rollout will commence in the third quarter of the current financial year and we estimate that joint venture revenue will equate A$100 million per annum and will deliver profit before tax to Tabcorp of approximately A$50 million by Year 5.

We are also currently finalising a bid proposal to build and operate one of two Integrated Resorts in Singapore. The Resort will include luxury hotels, premium retail, convention facilities and a casino. Our bid promises to be culturally inspiring and will help grow regional and international tourism for Singapore. The bid will be submitted by 29 March next year and we currently anticipate the licence to be awarded mid 2006 with the Integrated Resort fully opening during 2010. This is a very competitive process with every major casino operator in

the world participating in the tender process. However, we believe we are well placed with a world-class concept and design.

Tabcorp International has also entered the United States of America lottery market with its Racetrax game to be deployed across venues in the State of Maryland next year. Racetrax is an animated game, which allows people to bet on car racing and thoroughbred, greyhound or harness races.

This follows on from our success in British Columbia with Racetrax currently in 500 venues. The Maryland opportunity is targeting installation in some 2000 venues. While initial revenue generation is currently small the rollout of the Racetrax game in North America offers a platform for further expansion in this business.

Responsible Gambling

Tabcorp's approach towards responsible service of gambling is driven from our sustainable gambling entertainment business model of developing and maintaining long term customer relationships.

The Dow Jones Sustainability Index has rated Tabcorp as the global leader in the promotion of responsible gaming in recognition of the effort and focus that the company has invested in this area. We are very proud of this achievement.

In order to further strengthen the company's approach to responsible service of gambling, Tabcorp appointed dedicated senior responsible gambling managers during the year in both its gaming and wagering divisions. The company also achieved positive results from its second independent review of compliance with its Responsible Gambling Code and conducted an inaugural Responsible Gambling Awareness Week at Star City Casino. The awareness week will be expanded throughout each of Tabcorp's casino properties during the second half of the 2006 financial year.

We will continue to invest in responsible gambling initiatives across the group and take a proactive approach to improving the training of our employees. Tabcorp is mindful of the need for a collaborative approach to responsible gambling and will continue to consult and work in partnership with government, counselling services and the community on measures that will enhance our responsible service of gambling.

The current Victorian Gaming, Wagering and Club Keno licences expire in 2012. We understand that the Victorian Government will begin a consultative review of the post-2012 industry structure in late 2005 with a decision on the post-2012 structure to be announced in late 2006 or early 2007 and the awarding of licences to follow.

Tabcorp is well advanced in its preparations for the licence review process, with a project team established and working on relicencing. We believe we are in a strong position to retain our gaming and wagering licences, having demonstrated high levels of integrity, superior customer service and performance as an incumbent licence holder.

However, we will take a very commercial approach to the licence renewal. We are very well advanced in assessing the value of the licences to Tabcorp and our shareholders. To the extent that the attractiveness of the licences is diminished due to cost, structure or other terms, then we are fully prepared to pursue other gambling entertainment avenues for gainful investment of our shareholders capital or return that capital to our shareholders.

And finally our outlook.

We have experienced a slower start to this financial year with overall revenue growth of 2.4% to 19 November 2005. The revenue growth position has deteriorated slightly from our 2005 full year announcement.

We believe that weaker consumer sentiment, reflecting increased fuel prices together with some specific factors that are impacting our business are combining to produce softer revenue growth this financial year.

Gaming has continued its good growth performance from the 2005 financial year with revenue up 3.9%. Wagering revenue performance has continued to be relatively weak reflecting the ongoing impact of the split picture and the impact of the 50% smoking bans on PubTABs and ClubTABs in NSW. The Victorian Spring Racing Carnival achieved 1.6% growth in turnover on last year in Victoria and NSW, with turnover on the main feature meetings up 4.1% in both states. The Casinos division has achieved 1.4% growth on a normalised basis and 5.6% growth pre-normalisation, mostly reflecting below theoretical win rates in the prior corresponding period. The slow underlying growth reflects overall consumer sentiment and the impact of the introduction of smoking bans in NSW and Queensland particularly on electronic gaming machine customers. We have been responding with enhanced facilities for our smoking customers and we are starting to see some adjustment in customer behaviour. On the other side, table games in both the private gaming rooms and the main gaming floors have performed well overall.

Our response to the softer revenue outlook for the year has been to tighten up on expense control and take a more measured approach to investment reflecting the more subdued environment. We remain confident that we will deliver solid growth in earnings per share of around 5% for 2006. It is worthwhile to note that without the impact of the increased Gaming Machine Levy in Victoria, which has commenced this financial year, our earnings per share growth would be closer to 8%.

Our main objectives for this financial year are to achieve our earnings per share growth targets and to substantially complete the two-year process of the Tab Limited integration.

Tabcorp will continue to focus on delivering first-class products and services for customers. One of our main priorities is to encourage the passion that our staff have for delivering entertaining products and terrific customer service, strengthening our position as Australia's premier gambling entertainment company.

We are also focused on investigating and pursuing international gambling entertainment opportunities that allow us to build on the successful business model that we have created here in Australia. These efforts are directed at specific markets with growth potential that when coupled with our operational expertise, will deliver sustainable long-term value for shareholders.

We are facing some short term challenges ahead, but we remain focussed on meeting our objectives. We're working hard on the TAB integration project, we are investing to ensure that our casinos are exciting entertainment destinations for all our customers, we are developing further smoking solutions for our gaming venues, our media division has Australia's premier race broadcaster in Sky Channel and our International division is developing opportunities in international markets. You can be proud of your company, and its dynamic businesses. Our enthusiastic employees are passionate about improving the business and 'going the extra step' for our customers. We have built a fantastic base in Australia from which we can pursue opportunities that will grow and develop our businesses and create future value for shareholders. As I mentioned at the start of the presentation, Tabcorp is certainly "match-fit" for new and exciting opportunities ahead.

And finally, can I thank you all for making the journey to Star City and for joining us today. Let me wish you and your families a safe and enjoyable festive season. I look forward to seeing you next year and I will now hand you back to our chairman.

Mr Robinson's and Mr Slatter's speeches will be webcast live on Tabcorp's website at www.tabcorp.com.au from 10.00 am and will be archived on the website for viewing later today.

ENDS

Tabcorp
the bigger better game

25 November 2005

Tabcorp International's animated racing game ventures into U.S. market

Tabcorp International has entered the United States of America lottery market with its Racetrax™ game to be deployed across venues in the State of Maryland next year.

The animated game will join the Monitor Games portfolio of the Maryland Lottery, which recently signed a five-year contract worth $81 million with Scientific Games.

Racetrax™, developed and operated by Tabcorp International, is an animated game, which allows people to bet on car, thoroughbred, greyhound or harness races.

Racetrax™ will make its U.S. debut in Maryland in July 2006 and will allow players to bet on animated thoroughbred races. Racetrax™ will be sold via Scientific Games' lottery terminals and shown on television monitors along with the current keno game. The animations will be distributed via satellite television to all eligible retail locations. It is expected that Racetrax™ will be seen in about 2000 venues, including bars, clubs, liquor and convenience stores.

Racetrax™ was successfully field tested earlier this year in Maryland, gaining an enthusiastic reception from players in all venues. The game has already been a hit in Denmark, the United Kingdom, Croatia and Canada and is also available through Tabcorp wagering venues in Victoria, Australia.

"We are pleased to be entering the American gaming market with Racetrax™," said Paul Gulbenkian, Executive General Manager of Tabcorp International.

"Racetrax™ is not only innovative, but technologically advanced. Through our partnership with Scientific Games we look forward to delivering high quality virtual racing games to the Maryland Lottery and an entertaining experience to their customers.

"This deal continues the advancement of Tabcorp International's plan to be a global leader in the provision and operation of gambling products and services."

Lorne Weil, Chairman and CEO of Scientific Games, said: "It is always a plus when we can add extra entertainment value to our wide array of gaming products.

"The fact that Racetrax™ is part of the Maryland Lottery, makes this news even better, since Maryland is a known leader in the industry and a long-time partner of Scientific Games."

The Maryland Lottery produced record sales of US$1.486 billion in fiscal 2005, of which almost a third, over US$477 million, went into the State's general fund to support such services and programs as education, public health, human resources, public safety and more, to the benefit of the people of the State.

About Tabcorp International

Tabcorp International is the international business development division of Tabcorp, Australia's premier entertainment, gambling and leisure group.

Tabcorp International is identifying, developing and implementing new business opportunities in both mature and emerging markets around the world. Its mission is to harness Tabcorp's exportable capability in wagering, casinos, gaming and media and develop these capabilities as products and services that it can offer in these markets.

One of Tabcorp International's showcase deals is the provision of systems and support services to the national lottery market in the People's Republic of China.

About Scientific Games

Scientific Games Corporation is the leading integrated supplier of instant tickets, systems and services to lotteries, and the leading supplier of wagering systems and services to pari-mutuel operators.

It is also a licensed pari-mutuel gaming operator in Connecticut and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. Scientific Games' customers are in the United States and more than 60 other countries.

For more information contact:

Nicholas Tzaferis
Tabcorp Corporate Affairs
Tel: +613 9868 2529
email: tzaferisn@tabcorp.com.au